NO ACT

IE
2-13-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15005109

DIVISION OF
CORPORATION FINANCE

February 13, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-13-15

George F. Schoen
Cravath, Swaine & Moore LLP
gschoen@cravath.com

Re: Martin Marietta Materials, Inc.

Dear Mr. Schoen:

This is in regard to your letter dated February 13, 2015 concerning the shareholder proposal submitted by the New York State Common Retirement Fund for inclusion in Martin Marietta's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Martin Marietta therefore withdraws its January 26, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Patrick Doherty
State of New York
Office of the State Comptroller
pdoherty@osc.state.ny.us

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: +1-212-474-1000
FACSIMILE: +1-212-474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: +44-20-7453-1000
FACSIMILE: +44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1740

February 13, 2015

Martin Marietta Materials, Inc.
Shareholder Proposal of the New York State Common Retirement Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Martin Marietta Materials, Inc., a North Carolina corporation (the "Company"), to advise the Staff of the Division of Corporation Finance (the "Staff") that at the Company's direction we are formally withdrawing our request that the Staff concur in our view that the Company may properly exclude the shareholder proposal and supporting statement (collectively, the "Proposal") previously submitted by the State of New York Office of the State Comptroller as trustee of the New York State Common Retirement Fund (the "Proponent") from the Company's proxy materials to be distributed by the Company in connection with its 2015 annual meeting of shareholders (the "2015 Proxy Materials").

Consistent with the phone message that we left your office today, we are withdrawing our request of the Staff in light of the fact that the Proponent has withdrawn the Proposal and no longer seeks to have it included in the 2015 Proxy Materials. We are enclosing in Exhibit A a copy of the letter that the Company sent to the Proponent on February 9, 2015, including the countersignature page from Mr. Patrick Doherty, dated February 12, 2015, in which he withdraws the Proposal on behalf of the Proponent. We have also enclosed for your reference in Exhibit B a copy of our letter dated January 26, 2015, in which we had made our initial request on the Company's behalf.

If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at (212) 474-1740 or gschoen@cravath.com.

Sincerely,

/s/ George F. Schoen

George F. Schoen

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls.

Copies w/encls. to:

Roselyn R. Bar
Senior Vice President, General Counsel and Corporate Secretary
Martin Marietta Materials, Inc.

VIA EMAIL: roselyn.bar@martinmarietta.com

and

Patrick Doherty
Director of Corporate Governance
State of New York, Office of the State Comptroller
59 Maiden Lane, 30th Floor
New York, NY 10038

VIA EMAIL: pdoherty@osc.state.ny.us

Exhibit A

Withdrawal Correspondence

[see attached]



Roselyn R. Bar
Senior Vice President, General Counsel
and Corporate Secretary

By Email (pdoherty@osc.state.ny.us)

February 9, 2015

Mr. Patrick Doherty
Director of Corporate Governance
State of New York
Office of the State Comptroller
Division of Corporate Governance
59 Maiden Lane – 30th Floor
New York, NY 10038

Re: New York State Common Retirement Fund Shareholder Proposal
Submitted for Martin Marietta's 2015 Annual Meeting of Shareholders

Dear Mr. Doherty:

This letter is regarding the proposal submitted on behalf of the New York State Common Retirement Fund (the "Fund") in your letter dated December 11, 2014 (the "Proposal"). Thank you again for taking the time to speak with me last Friday. I would also like to reiterate that we value the Fund as a Martin Marietta shareholder and we appreciate your initiative with respect to climate change issues.

As I mentioned on our call, our board of directors and senior management have been focused on sustainable growth and we're proud of what we've been able to accomplish so far. Although our primary business is the production of aggregates (crushed stone, sand and gravel), which has a relatively small greenhouse gas emission footprint, our business now also includes cement production as a result of our recent acquisition of Texas Industries ("TXI") in July 2014. Through that acquisition, we (through our subsidiaries) operate three cement plants in the United States, which are our only cement plant operations worldwide and with much lower production and resources than many of our competitors. TXI invested over $1 billion in cement plant modernization since 2001 and, as a result, we believe the three cement plants are among the newest and most efficient in the United States. The plants were built and/or upgraded in 2001, 2008 and 2013, and even the oldest of the three plants was recognized by the U.S. Environmental Protection Agency in 2012 and 2014 with an Energy Star Award for superior energy efficiency. In connection with this award, the EPA's Chief of the Energy Star Commercial & Industrial Branch stated that "from the plant floor to the board room, organizations such as Martin Marietta are leading the way by making their facilities more energy efficient and earning EPA's Energy Star".

2710 Wycliff Road, Raleigh, NC 27607-3033
t. (919) 783-4603 f. (919) 783-4535 e. roselyn.bar@martinmarietta.com
www.martinmarietta.com

Some of the steps we have taken to reduce greenhouse gas emissions at our plants include the elimination of "wet" plants at our facilities and, therefore, each of our cement plants is now a "dry" plant, which means that they require less energy and result in fewer emissions than the wet plants that were used previously and are used by others in the industry. We also patented and use an innovative technology called CemStar[SM], which is a process that uses slag in the clinker phase of cement production and results in lower greenhouse gas emissions per unit of clinker produced. In addition, we use a sulfur emissions scrubber that recycles 100% of the byproduct back into the cement manufacturing process. Further, we believe that we have one of only a few regenerative thermal oxidizers in use by the cement industry in the world. These are just some of the many examples illustrating our attention to increasing sustainability and reducing greenhouse gas emissions.

Nonetheless, we're not resting on our laurels. We believe that continual improvement is essential to achieve sustainable growth, and can create business opportunities. Accordingly, we are focused on regularly evaluating projects, processes and investments that could increase energy efficiency, reduce greenhouse gas emissions or result in other improvements in both our heritage aggregates business, as well as our newly-acquired cement business.

Based on our discussion, I understand that disclosure related to climate change and greenhouse gas emissions is important to the Fund. Although we have addressed climate change, greenhouse gas emissions and other environmental issues in our prior annual reports, we recognize that we can do more to educate investors and other stakeholders about where we currently stand and how we plan to continue to improve. Frankly, we think we have a good story to tell. We intend to include additional disclosure in our upcoming annual report, particularly because it will be the first annual report since our acquisition of TXI and its cement operations. In addition, we intend to revamp our website in the next several months to provide enhanced disclosure related to sustainability, climate change and other environmental issues.

Based on the statements in this letter and our prior discussion, I would appreciate if the Fund would consider voluntarily withdrawing the Proposal. If the Fund wishes to do so, please sign and date this letter in the spaces below and return a copy to me by email at roselyn.bar@martinmarietta.com.

Very truly yours,



Roselyn R. Bar
Senior Vice President, General Counsel
and Corporate Secretary

On behalf of the New York Office of the State Comptroller, the undersigned hereby withdraws the Climate Change and Greenhouse Gas Reduction shareholder proposal submitted to Martin Marietta Materials, Inc. on December 11, 2014 for inclusion in Martin Marietta Materials, Inc.'s 2015 Annual Meeting of Shareholders.

State of New York Office of the State Comptroller (as Trustee of the New York State Common Retirement Fund and the administrative head of the New York State and Local Retirement System)



By: ________________

Name: Patrick Doherty

Title: Director of Corporate Governance

Date: 2/12/15

Exhibit B

No-Action Request Letter

[see attached]

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: +1-212-474-1000
FACSIMILE: +1-212-474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: +44-20-7453-1000
FACSIMILE: +44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1740

January 26, 2015

Martin Marietta Materials, Inc.
Shareholder Proposal of the New York State Common Retirement Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

I am writing on behalf of our client, Martin Marietta Materials, Inc., a North Carolina corporation (the "Company"), in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended. The Company is seeking to exclude a shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the State of New York Office of the State Comptroller as trustee of the New York State Common Retirement Fund (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2015 annual meeting of shareholders (the "2015 proxy materials"). For the reasons set forth below, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2015 proxy materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Rule 14a-8(j) and in accordance with *Staff Legal Bulletin 14D* (Nov. 7, 2008) ("SLB 14D"), we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 proxy materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent by email and FedEx as notice of the Company's intent to exclude the Proposal from the 2015 proxy materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company and to Roselyn R. Bar, Senior Vice President, General Counsel and Corporate Secretary of the Company.

THE PROPOSAL

The resolution included in the Proposal reads as follows:

"RESOLVED: Shareholders request that the Company prepare and publish a report, reviewed by a board committee of independent directors, describing how it can fulfill medium and long-term greenhouse gas emission reduction scenarios consistent with national and international GHG goals, and the implications of those scenarios for regulatory risk and operational costs. The report should be published by September 1, 2015 at reasonable cost and omitting proprietary information."

A complete copy of the resolution included in the Proposal, the related supporting statement (the "Supporting Statement") and related correspondence from the Proponent is set forth in Exhibit A.

BASIS FOR EXCLUSION

On behalf of the Company, we respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2015 proxy materials pursuant to Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations.

ANALYSIS

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

A. Background

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. In the Commission's release accompanying the 1998 amendments to Rule 14a-8, the Commission stated that the general policy underlying Rule 14a-8(i)(7) is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting". *Amendments to Rules on Shareholder Proposals, SEC Release No. 34-40018, May 21, 1998 (the "1998 Release").* The 1998 Release stated that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of the proposal. The Commission explained that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight". *Id.* The second consideration relates "to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment". *Id.* The 1998 Release identified a proposal that "seeks to impose specific time-frames or methods for implementing complex policies" as an example of a proposal that may micro-manage the company. *Id.*

In the 1998 Release, the Commission stated that "proposals relating to [ordinary business] matters but **focusing** on sufficiently significant social policy issues ... generally would not be considered to be excludable". *1998 Release (emphasis added).* The Staff has noted that, "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote", a proposal may not be excludable if a "sufficient nexus exists between the nature of the proposal and the company". *Staff Legal Bulletin 14E (Oct. 27, 2009) ("SLB 14E").* "Conversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)." *Id.* As discussed below, the Staff historically has taken the position that proposals that focus on day-to-day operations are excludable, regardless of whether the subject matter of the proposal could be tied to a significant policy issue.

In addition, the Staff has indicated that, where a proposal requests that a company prepare a report on a specific aspect of its business or form a special committee to study a specific aspect of its business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the ordinary business operations. *Exchange Release No. 20091 (Aug. 16, 1983).* Where it does, such proposal, although only requiring the preparation of a report or formation of a committee, will be excludable. *Id.*

As described in detail below, (1) the Proposal seeks to micro-manage the Company's business by dictating its choice of technologies in pursuit of specific time-frames and methods for implementing complex policies and (2) the Proposal's focus is the Company's choice of technology, and the associated regulatory risk and operational costs of these choices, rather than a significant social policy issue. Accordingly, the Proposal may be properly excluded from the 2015 proxy materials.

B. *The Proposal relates to the Company's choice of technologies and therefore seeks to impermissibly micro-manage the Company's business.*

The Staff has previously concurred in the exclusion of proposals that sought reports relating to the company's choices of processes and technologies used in the preparation of a company's products on the basis that such proposals relate to a company's ordinary business operations. In *FirstEnergy Corp.* (Mar 8, 2013), the Staff concurred that a proposal requesting a report regarding diversification of the company's energy resources to include increased energy efficiency and renewable energy resources could be excluded, because it concerned the company's "choice of technologies" for use in its operations. *See also Dominion Resources, Inc.* (Feb. 14, 2014) (concurring that the company could exclude a proposal requesting a report detailing the risks and benefits from increased solar generation); *Union Pacific Corp.* (Dec. 16, 1996) (concurring that the company could exclude a proposal requesting a report on the status of the research and development of a new safety system for railroads, because the development and adaption of new technology for the company's operations constituted ordinary business operations).

The proposal at issue in *FirstEnergy Corp.*, which was requested by the same proponent that is requesting the Proposal in this case, was particularly similar to the Proposal. The *FirstEnergy Corp.* proposal contained recitals generally relating to the global issue of climate change and requested "a report, reviewed by a board committee of independent directors, on actions the company is taking or could take to reduce risk throughout its energy portfolio by diversifying the company's energy resources to include increased energy efficiency and renewable energy resources". Although the Proponent has altered the exact language in the Proposal from its *FirstEnergy Corp.* proposal that was properly excluded, the content remains substantially the same. The report contemplated by the Proposal, which would describe "greenhouse gas emission scenarios" and "more aggressive deployment of additional zero-carbon energy generation strategies" such as "solar or wind power", would inevitably be very similar to the report contemplated by the *FirstEnergy Corp.* proposal regarding "diversifying the company's energy resources to include increased energy efficiency and renewable energy resources". The Proposal directly implicates the Company's decisions relating to the mix of resources used to source electricity, operate plants, obtain raw materials, transport products, change-out equipment and otherwise conduct business. As in *FirstEnergy Corp.*, these decisions necessarily concern the Company's choice of processes and technologies for use in its operations and, therefore, the Proposal is excludable for the same reason.

In addition to the Proposal requesting a report that concerns the Company's choice of processes and technologies, it "seeks to micro-manage the Company by probing too deeply into matters of a complex nature" and "seeks to impose specific time-frames or methods for implementing complex policies". *1998 Release.* Specifically, the Proposal calls for a comparison of the "costs and benefits of more aggressive deployment of additional zero-carbon energy strategies" to achieve a reduction in emissions "below 2005 levels by 40% by 2030 and 80% by 2050", and notwithstanding the fact that in all likelihood the Proponent does not know the Company's current emission or compliance levels. The Proposal seeks an aggressive deployment of specific energy generation sources by dictating specific percentage reductions in emissions by specific dates that are directly tied to, and are a function of, facility-level operational decisions and the Company's overall production goals—this falls squarely within the parameters of micro-management that were contemplated by the 1998 Release.

In particular, the Proposal implicates exactly the type of day-to-day business operations that the 1998 Release indicated are too impractical and too complex to subject to direct shareholder oversight. The Company's primary day-to-day business involves producing aggregates products (crushed stone, sand and gravel) for the construction industry, as well as operating certain vertically-integrated businesses (e.g., asphalt products and ready-mix concrete). It should be noted that greenhouse gas emissions from most of the operations of the Company's aggregates business are primarily associated with tailpipe emissions from mobile sources of equipment. The Company also has other operations (representing from a financial perspective a much smaller percentage of the Company than the aggregates business) that involve the manufacture of cement (first acquired in July 2014), lime sold primarily to be used in steel production and certain chemical products used in industrial, agricultural and environmental applications. The Company's business involves various industrial processes, and evaluating and deploying strategies to reduce greenhouse gas emissions involves an intricate process that concerns, among other things, testing of new technologies, assessing scientific information, market analysis, budgeting, financial engineering, capital expenditures, permitting, construction and regulatory compliance. These highly technical issues require the expertise of the Company's management and are fundamental to the operation of the Company's business in the ordinary course. This is exactly the sort of complex decision-making that is beyond the ability of the shareholders, as a group, to determine by means of a shareholder proposal such as the Proposal. Moreover, a commitment to a flat percentage emission reduction at levels that are not based on a company's individual circumstances, such as its greenhouse gas footprint, and/or that it may not otherwise be required to make under existing regulations, could ultimately require management to make unnecessary or ill-advised production or investment decisions that are unlikely to be understood at a shareholder level and that traditionally are solely within the purview of management to consider.

Environmental stewardship is, and will continue to be, a focus of the Company. The Company's management regularly reevaluates its policies relating to environmental preservation and sustainable growth opportunities. Conducting the Company's operations in a way that complies with, or exceeds, applicable laws and regulations, while meeting customer demands and creating shareholder value, is a complex and fundamental task that the Company's management deals with on a day-to-day basis. Preparing the report requested by the Proposal would require detailed analysis of the decisions, strategies and plans relating to the operations of the Company, including an examination of the decisions, strategies and plans considered and implemented at each individual plant. Such a requirement not only would burden the Company's management and divert resources and attention away from the priorities that the Company's board of directors and management deem to be in the best interests of the Company and its shareholders, but would transfer responsibility for critical operational and production decision-making from management to the shareholders. Such micro-management interferes with the Company's ordinary course of business and is the sort of proposal that the 1998 Release sought to exclude.

C. The Proposal does not focus on a significant policy issue.

In the 1998 Release, the Commission stated that "proposals relating to [ordinary business] matters but **focusing** on sufficiently significant social policy issues ... generally would not be considered to be excludable". *1998 Release (emphasis added).*

As noted above, the Staff historically has taken the position that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. For example, in *FirstEnergy Corp.*, the Staff concurred that the proposal requesting a report on actions the company could take to reduce risk to diversify its "energy resources to include increased energy efficiency and renewable energy resources" could be excluded pursuant to Rule 14a-8(i)(7), even though the Proponent framed the proposal in the context of climate change as a significant policy issue. *See also Dominion Resources, Inc.* (Feb. 3, 2011) (concurring that the company could exclude a proposal requesting that it initiate a financing program for rooftop solar or wind power); *Assurant, Inc.* (Mar. 17, 2009) (concurring that the company could exclude a proposal calling for a report on the company's plans to address climate change); *Foundation Coal Holdings, Inc.* (Mar. 11, 2009) (concurring that the company could exclude a proposal calling for a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from its operations and from the use of its primary products); *CONSOL Energy Inc.* (Feb. 23, 2009) (same); *Alpha Natural Resources, Inc.* (Feb. 17, 2009) (same); *General Electric Co.* (Jan. 9, 2009) (concurring that the company could exclude a proposal calling for a report on the costs and benefits of divesting the company's nuclear energy investment and instead investing in renewable energy); *Arch Coal, Inc.* (Jan. 17, 2008) (same as *Foundation Coal Holdings* above); *Centex Corporation* (May 14, 2007) (concurring that the company could exclude a proposal calling for management to assess how the company is responding to rising regulatory, competitive and public pressure to address climate change); *Ryland Group, Inc.* (Feb. 13, 2006) (concurring that the company could exclude a proposal calling for a report on the company's response to rising regulatory, competitive and public pressure to increase energy efficiency); *Hewlett Packard Company* (Dec. 12, 2006) (same); *Newmont Mining Corp.* (Feb. 5, 2005) (concurring that the company could exclude a proposal calling for management to review its policies concerning waste disposal at certain of its mining operations, with a particular reference to potential environmental and public health risks incurred by the company); *Ford Motor Company* (Mar. 2, 2004) (concurring that the company could exclude a proposal calling for an annual report on climate change science); *American International Group, Inc.* (Feb. 11, 2004) (concurring that the company could exclude a proposal calling for a report providing a comprehensive assessment of strategies to address the impacts of climate change on the company's business); *Chubb Corporation* (Jan. 25, 2004) (same); and *Cinergy Corp.* (Feb. 5, 2003) (concurring that the company could exclude a proposal requesting a report on, among other things, economic risks associated with the company's past, present and future emissions of certain substances).

We recognize that there have been instances in which the Staff has found that proposals focusing on significant environmental policy issues are not excludable because they do transcend ordinary business operations and there was a sufficient nexus between the proposal and the company. *See Devon Energy Corp.* (Mar. 19, 2014) (declining to concur that the company could exclude a proposal requesting a report on the company's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change because it focused on the significant policy issue of climate change); *ExxonMobil Corp.* (Mar. 23, 2007) (declining to concur that the company could exclude a proposal requesting the company to adopt quantitative goals for reducing greenhouse gas emissions). However, *Devon Energy Corp.* and *ExxonMobil Corp.* are distinguishable in that both focused on the impact of global climate change concerns on companies that are in the business of producing fossil fuels. In contrast, the Company is primarily a producer of aggregates with a relatively small greenhouse gas emission footprint, especially compared to the major fossil fuel related energy companies. Unlike *Devon Energy Corp* and *ExxonMobil Corp.*, the Proposal does not focus on a significant policy issue, but instead focuses on the operational choices that the Company has made, and will continue to make, and the implications of those choices on the Company's regulatory risks and operational costs. And, even assuming that the Proposal does focus on a significant policy issue (which, as explained below, it does not), the nexus between the Company's business (primarily aggregates production) and the issue of climate change is insufficient, unlike in *Devon Energy Corp.* and *ExxonMobil Corp.*, which involved two major fossil fuel producers. It is clear that the Company, on one hand, and Devon Energy and ExxonMobil, on the other hand, are situated very differently in at least two respects in terms of a nexus to the climate change issue. First, Devon and ExxonMobil each are expected to have a much bigger greenhouse gas footprint than the Company and, therefore, contribute much more to climate change concerns. Second, climate change policy and concerns have, and likely will continue to have, a much greater impact on each of Devon Energy and ExxonMobil than the Company, including in respect of regulatory focus, social and political pressure and global demand for their products versus the Company's products. Thus, even if the Proposal is interpreted as focusing on a significant policy issue of climate change, the nexus between the Proposal and the Company is not sufficient to overcome the micro-managing effect that it would have on the Company's operations that are properly addressed by management.

The Proposal, however, does not in fact focus on a significant social policy. Instead, it focuses on "the implications of those [greenhouse gas emission reduction] scenarios for regulatory risks and operational costs" and "costs and benefits of more aggressive deployment of additional zero-carbon energy generation strategies". The recitals to the Proposal list a hodgepodge of statements that pertain to climate change to varying degrees, including observations on fossil fuel reserves, proposed rules (e.g., the Clean Power Plan) that would not apply to the Company's current operations, presidential goals, reports emphasizing the cost advantage of renewable energy in relation to fossil fuel projects (which could be particularly misleading to shareholders given the current market conditions) and Wall Street analyst estimates of global investments in renewable and clean technologies over the next 20 years. Notwithstanding the optics surrounding the topic ostensibly addressed by the Proposal, the Proposal in fact focuses on the Company's choice of technologies and the "regulatory risk and operational costs" to the Company of those choices.

Because the Proposal relates to the Company's choice of technologies, seeks to micro-manage the business and does not focus on a significant policy issue, the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

Based on the foregoing analysis, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2015 proxy materials for the reasons set forth above. We would be pleased to provide the Staff with any additional information, and answer any questions that you may have regarding this letter. I can be reached at (212) 474-1740 or gschoen@cravath.com. Please copy Roselyn R. Bar, Senior Vice President, General Counsel and Corporate Secretary of the Company, on any related correspondence at roselyn.bar@martinmarietta.com.

We are sending the Proponent a copy of this submission. Rule 14a-8(k) provides that a shareholder proponent is required to send a company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. As such, the Proponent is respectfully reminded that if it elects to submit additional correspondence to the Staff with respect to this matter, a copy of that correspondence should concurrently be furnished directly to my attention and to the attention of Roselyn R. Bar, Senior Vice President, General Counsel and Corporate Secretary of the Company, in accordance with Rule 14a-8(k). My fax number is (212) 474-3700 and Ms. Bar's fax number is (855) 783-4603.

Thank you for your attention to this matter.

Sincerely,

/s/ George F. Schoen

George F. Schoen

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls. Copies w/encls. to:

Roselyn R. Bar
Senior Vice President, General Counsel and Corporate Secretary
Martin Marietta Materials, Inc.

VIA EMAIL: roselyn.bar@martinmarietta.com

and

Patrick Doherty
Director of Corporate Governance
State of New York, Office of the State Comptroller
59 Maiden Lane, 30th Floor
New York, NY 10038

VIA FEDEX AND EMAIL: pdoherty@osc.state.ny.us

Exhibit A

Proposal and Related Correspondence

[see attached]

THOMAS P. DiNAPOLI
STATE COMPTROLLER


EXCELSIOR

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1428
Fax: (212) 383-1331

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

December 11, 2014

Ms. Roslyn R. Bar
Senior Vice President, General Counsel
and Secretary
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, North Carolina 27607

Dear Ms. Roslyn R. Bar:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of Martin Marietta Materials shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the Martin Marietta Materials board decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1428 and or email at pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Director of Corporate Governance

Climate Change and Greenhouse Gas Reduction

WHEREAS:

The United States and 114 other nations have signed the Copenhagen Accord on climate change, which recognizes that "the increase in global temperature should be [kept] below two degrees Celsius," to avoid potentially devastating societal harm, and "deep cuts in global emissions are required" in order to do so.

The International Energy Agency (IEA) states, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 °C goal..." and, "Almost two-thirds of these carbon reserves are related to coal..." IEA, 2012 Annual Energy Outlook.

In May 2011, the National Academy of Sciences warned that risk of dangerous climate change impacts grows with every ton of greenhouse gases (GHGs) emitted. The report also emphasized that, "the sooner that serious efforts to reduce [GHG] emissions proceed, the lower the risks posed by climate change, and the less pressure there will be to make larger, more rapid, and potentially more expensive reductions later."

In June 2014, the U.S. EPA released its proposed Clean Power Plan that would require states to achieve GHG reductions of 30% below 2005 levels by 2030 on average nationwide with varying state-specific emission rate goals. The Obama Administration has also articulated a long-term GHG goal of an 80 percent reduction by 2050, and in November 2014 announced an agreement with China, committing the U.S to GHG reduction of 24-26% below 2005 levels by 2025.

A 2012 report by Ceres emphasized risk and cost reduction benefits of aggressive deployment of energy efficiency and renewable energy, especially compared with large-scale fossil fuel projects. Prices for wind and solar continue to decline dramatically. Lazard indicated in September 2014 that the levelized cost of energy of solar PV technologies had fallen by nearly 20 percent in the past year, and nearly 80 percent over five years.

A 2013 report by Citi estimates that of $9.7 trillion anticipated investment in power generation globally by 2035, 71% will be invested in renewables or clean technologies.

RESOLVED:
Shareholders request that the Company prepare and publish a report, reviewed by a board committee of independent directors, describing how it can fulfill medium and long-term greenhouse gas emission reduction scenarios consistent with national and international GHG goals, and the implications of those scenarios for regulatory risk and operational costs. The report should be published by September 1, 2015 at reasonable cost and omitting proprietary information.

Supporting Statement:
At minimum, the report should describe potential commitments above and beyond compliance, through which the company could reduce its emissions below 2005 levels by 40% by 2030 and 80% by 2050, and should compare costs and benefits of more aggressive deployment of additional zero-carbon energy generation strategies compared with current commitments and plans. "Zero-carbon" strategies would not generate significant GHGs in the course of meeting energy demands, e.g., solar or wind power, or energy efficiency.

J.P.Morgan

Daniel F. Murphy

Vice President
CIB Client Service Americas

December 11, 2014

Ms. Roselyn R. Bar
Senior Vice President, General Counsel and Secretary
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, NC 27607

Dear Ms. Bar:

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of Martin Marietta Materials, Inc continuously for at least one year as of and including December 11, 2014.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 230,132 shares of common stock as of December 11, 2014 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,



Daniel F. Murphy

cc: Patrick Doherty– NSYCRF
Eric Shostal - NYSCRF

4 Chase Metrotech Center 1st Floor, Brooklyn, NY 11245
Telephone: +1 212 623 8536 Facsimile: +1 718 242 1209 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.